Volaris signs a new purchase order for
39 A321neo aircraft

Mexico City, Mexico, November 15, 2021 – Volaris (the “Company”) (NYSE: VLRS and BMV: VOLAR), the ultra-low-cost airline serving Mexico, the United States, Central and South America, reports that it signed a new purchase order with Airbus for 39 A321neo aircraft, securing its growth in the second half of the decade.

This order is part of the agreement to purchase 255 aircraft carried out jointly by the airlines Wizz Air, Frontier, JetSMART and Volaris, announced yesterday by Indigo Partners and Airbus.

In addition to the acquisition of these 39 aircraft, Volaris negotiated with Airbus 20 conversions from A320neo to A321neo aircraft of its current order.

About Volaris:

Controladora Vuela Compañía de Aviación, S.A.B. de C.V. (“Volaris” or the “Company”) (NYSE: VLRS and BMV: VOLAR), is an ultra-low-cost carrier, with point-to-point operations, serving Mexico, the United States, Central South America. Volaris offers low base fares to build its market, providing quality service and extensive customer choice. Since the beginning of operations in March 2006, Volaris has increased its routes from 5 to more than 183 and its fleet from 4 to 98 aircraft. Volaris offers more than 450 daily flight segments on routes that connect 43 cities in Mexico and 27 cities in the United States, Central and South America with one of the youngest fleet in Mexico. Volaris targets passengers who are visiting friends and relatives, cost-conscious business and leisure travelers in Mexico, the United States, Central and South America. Volaris has received the ESR Award for Social Corporate Responsibility for eleven consecutive years. For more information, please visit: www.volaris.com.

Investor Relations Contact

María Elena Rodríguez / Félix Martínez / ir@volaris.com

Media Contact

Gabriela Fernández / gabriela.fernandez@volaris.com